UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PAVMED INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70423R 102
(CUSIP Number)

David Alan Miller, Esq. Jeffrey M. Gallant, Esq. Eric T. Schwartz, Esq. Graubard Miller 405 Lexington Avenue, 11th Floor New York, New York 10174 (212) 818-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70387R 106	SCHEDULE 13D	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lishan Aklog, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,742,467
	8	SHARED VOTING POWER 30,000
	9	SOLE DISPOSITIVE POWER 7,742,467
	10	SHARED DISPOSITIVE POWER 30,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,772,467
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 70387R 106	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Pavilion Venture Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,534,855
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,534,855
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,534,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 70387R 106	SCHEDULE 13D	Page 3 of 5 Pages

This Amendment No. 3 (this “Amendment No. 3”) filed by Lishan Aklog, M.D. (“Aklog”), and Pavilion Venture Partners LLC (“Pavilion,” and together with Aklog, the “Reporting Persons”) amends the Schedule 13D originally filed by Aklog, Pavilion, HCFP/Capital Partners III LLC (“HCFP/CPIII”) and Ira Scott Greenspan on May 13, 2016, as amended and restated by the Reporting Persons and HCFP/CPIII on February 14, 2018, and as amended by the Reporting Persons and HCFP/CPIII on April 26, 2018 (the “Existing Schedule 13D,” and as further amended hereby, the “Schedule 13D”), with respect to ownership of the common stock, par value $0.001 per share (“Common Stock”), of PAVmed Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Existing Schedule 13D remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Existing Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 26,509,654 shares of Common Stock outstanding, as set forth on a pro forma basis in the prospectus supplement filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, filed by the Issuer on June 1, 2018.

Item 3. Sources of Funds.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On June 12, 2018, the Issuer completed the closing of its previously announced equity subscription rights offering (the “Rights Offering”). At the closing, the Issuer sold and issued an aggregate of 9,000,000 units at a subscription price of $1.15 per unit for aggregate gross proceeds of $10,350,000 million. Each unit consisted of one share of Common Stock and one Series Z Warrant. The shares of Common Stock and Series Z Warrants that comprise the units were each separately tradable immediately upon issuance. In the Rights Offering, Aklog’s daughter exercised equity subscription rights to purchase 1,018 shares of Common Stock and 1,018 Series Z Warrants and Aklog’s son exercised equity subscription rights to purchase 980 shares of Common Stock and 980 Series Z Warrants. Aklog’s daughter and Aklog’s son used their respective personal funds to pay the exercise price.

On June 26, 2018, HCFP/CPIII distributed all 2,823,281 Series Z Warrants owned by it to its members, on a pro rata basis. In the distribution, Aklog received 673,211 Series Z Warrants (322,673 of which he immediately contributed to Pavilion for no consideration). Two of the members of HCFP/CPIII, who are also members of Pavilion, received an aggregate of 645,346 Series Z Warrants in the distribution, and immediately contributed such shares to Pavilion for no consideration. Accordingly, Pavilion received 968,019 shares of Common Stock in connection with the distribution by HCFP/CPIII.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes.

The Reporting Persons may from time to time acquire beneficial ownership of additional securities for investment purposes, or dispose of securities, in the open market or in private transactions, including upon exercise of the Series Z Warrants and the Options.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 4 of 5 Pages

At the date of this Schedule 13D, none of the Reporting Persons, except as set forth in this Schedule 13D, and as consistent with Aklog’s position as Chairman and Chief Executive Officer of the Issuer, has any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

Aklog is the beneficial owner of 7,772,467 shares of Common Stock, representing 26.6% of the Issuer’s outstanding Common Stock. This amount includes (i) 588,413 shares of Common Stock owned by Aklog, 363,313 shares of Common Stock subject to Series Z Warrants owned by Aklog, which are currently exercisable, and 249,305 shares of Common Stock subject to the Options owned by Aklog, as to which such Options are currently exercisable or will become exercisable within 60 days, in each case, over which Aklog has sole voting and dispositive power; (ii) 2,303 shares of Common Stock owned by Aklog’s daughter and 1,018 shares of Common Stock subject to Series Z Warrants owned by Aklog’s daughter, which are currently exercisable, over which Aklog may be deemed to have sole voting and dispositive power; (iii) 2,280 shares of Common Stock owned by Aklog’s son and 980 shares of Common Stock subject to Series Z Warrants owned by Aklog’s son, which are currently exercisable, over which Aklog may be deemed to have sole voting and dispositive power; (iv) 6,534,855 shares of Common Stock owned by Pavilion as described below, over which Aklog, as a member and sole manager of Pavilion, has sole voting and dispositive power; and (v) 30,000 shares of the Common Stock owned by HCFP/AG LLC as described below, over which Aklog, as a manager of HCFP/AG LLC, shares voting and dispositive power. This amount excludes 224,529 shares of Common Stock subject to the Options owned by Aklog, as to which such Options are not currently exercisable and will not become exercisable within 60 days.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 5 of 5 Pages

Pavilion is the beneficial owner of 6,534,855 shares of Common Stock, or approximately 22.9% of the Issuer’s outstanding Common Stock. This amount includes 4,456,570 shares of Common Stock and 2,078,285 shares of Common Stock subject to Series Z Warrants owned by Pavilion, which are currently exercisable. Pavilion has sole voting and dispositive power over such shares.

HCFP/AG LLC is the beneficial owner of 30,000 shares of Common Stock, which amount includes 20,000 shares of Common Stock and 10,000 shares of Common Stock subject to Series Z Warrants owned by HCFP/AG LLC, which are currently exercisable. Aklog, as co-manager of HCFP/AG LLC, shares voting and dispositive power over such shares.

In the past 60 days, Aklog and Pavilion have effected the transactions described under Item 3 of this Schedule 13D and such transactions are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by replacing Exhibit 99.1 as follows:

99.1	Joint Filing Agreement, dated as of July 6, 2018, by and among Lishan Aklog, M.D., and Pavilion Venture Partners LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 6, 2018

/s/ Lishan Aklog, M.D.
Lishan Aklog, M.D.

PAVILION VENTURE PARTNERS LLC

By:	/s/ Lishan Aklog, M.D.
Name:	Lishan Aklog, M.D.
Title:	Manager